[Letterhead of Sutherland Asbill & Brennan LLP]

July 19, 2011

VIA EDGAR

Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          GSV Capital Corp.
Registration Statement on Form N-2 filed July 19, 2011

Dear Mr. Minore:

On behalf of GSV Capital Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission on July 19, 2011 (the “Registration Statement”), selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File Nos. 333-171578 and 814-00852) (the “IPO Registration Statement”), initially filed with the Commission on January 7, 2011 and declared effective, as amended, on April 28, 2011, which IPO Registration Statement related to the initial public offering of the Company’s common stock, except for (i) disclosure relating to the Company’s proposed follow-on public offering of its common stock in place of disclosure in the IPO Registration Statement pertaining to the initial public offering of the Company’s common stock, (ii) revisions reflecting material developments relating to the Company since the initial public offering of the Company’s common stock, and (iii) the inclusion of unaudited financial statements and related financial data for the quarterly period ended March 31, 2011.

Dominic Minore, Esq.
July 19, 2011

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If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:  John J. Mahon